Contact

nishu.acharya1@gmail.com

www.linkedin.com/in/nishuacharya
(LinkedIn)

Top Skills

PowerPoint

Financial Accounting

Financial Reporting

Languages

Nepali (Native or Bilingual)

Hindi (Limited Working)

English (Full Professional)

Certifications

Bloomberg Market Concepts -BMC

Honors-Awards

Omicron Delta Epsilon

Hollins Merit Award

Nishu Acharya

Account Manager | VP of Finance at United Women in Business
(UWIB)
New York, New York, United States

Experience

Enfusion
2 years 10 months

Team Lead, Technical Account Manager
June 2021 - July 2022 (1 year 2 months)
New York City Metropolitan Area

Associate, Product Consulting
October 2019 - June 2022 (2 years 9 months)
Greater New York City Area

Gilman Hill Asset Management, LLC
5 years 3 months

Associate, Trading & Operations
January 2019 - October 2019 (10 months)
New Canaan, CT

Financial Analyst
August 2014 - January 2019 (4 years 6 months)
New Canaan, CT

Gilman Hill Asset Management
Investment Management Intern
January 2014 - February 2014 (2 months)
New Canaan, CT

Education

Sacred Heart University
Master of Science, Finance & Investment Management -
STEM · (2015 - 2016)

Hollins University
Bachelor of Arts, Business Finance · (2011 - 2014)